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                       May 8, 2024

       Greg Flamion
       Chief Financial Officer
       Strawberry Fields REIT, Inc.
       6101 Nimtz Parkway
       South Bend, IN 46628

                                                        Re: Strawberry Fields
REIT, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-41628

       Dear Greg Flamion:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction